AB 3/18

SEC
Mail Processing
Section

MAR 08 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42468 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANNING & NAPIER INVESTOR SERVICES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 WOODCLIFF DRIVE
(No. and Street)

FAIRPORT (City) NEW YORK (State) 14550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BETH H. GALUSHA (585)-325-6880
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

1100 BAUSCH & LOMB PLACE (Address) ROCHESTER (City) NEW YORK (State) 14604 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


13030984

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/18

## OATH OR AFFIRMATION

I, BETH H. GALUSHA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANNING & NAPIER INVESTOR SERVICES, INC., as of DECEMBER 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MICHELE BINGO
Notary Public - State of New York
NO. 01BI6161917
Qualified in Monroe County
My Commission Expires 2/26/15

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Manning & Napier Investor Services, Inc.

**(SEC I.D. No. 8-42468)**
**Financial Statements as of and for the Year Ended December 31, 2012**
**Supplemental Schedule as of December 31, 2012**
**Independent Auditor's Report and Report on Internal Control**

# Manning & Napier Investor Services, Inc.
## Index



This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



**PricewaterhouseCoopers LLP**
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

## Independent Auditor's Report

To the Shareholder of
Manning & Napier Investor Services, Inc.

We have audited the accompanying financial statements of Manning & Napier Investor Services, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



**PricewaterhouseCoopers LLP**
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information included on page 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 1, 2013

## Manning & Napier Investor Services, Inc.
### Statement of Financial Condition
### December 31, 2012

| | |
|---|---|
| **Assets** | |
| Cash | $ 714,250 |
| Receivables | |
| 12b-1 fees receivable | 386,928 |
| From affiliates | 2,582 |
| Prepaid expenses and other assets | 258,168 |
| Total assets | $ 1,361,928 |
| **Liabilities** | |
| 12b-1 fees payable | $ 385,329 |
| Accounts payable to affiliates | 864 |
| Accounts payable and accrued liabilities | 74,934 |
| Total liabilities | 461,127 |
| **Shareholder's Equity** | |
| Common stock, $0.01 par value - 10,000,000 shares authorized with 7,789,372 issued and outstanding | $ 77,894 |
| Additional paid-in capital | 875,531 |
| Accumulated deficit | (52,624) |
| Total shareholder's equity | 900,801 |
| Total liabilities and shareholder's equity | $ 1,361,928 |

## Manning & Napier Investor Services, Inc.
### Statement of Income
### Year Ended December 31, 2012

| | |
|---|---|
| **Revenues** | |
| 12b-1 fee revenue | $ 3,953,330 |
| Administrative fees from affiliate | 400,000 |
| Gross dealer concession revenue | 161,966 |
| Total revenues | 4,515,296 |
| **Expenses** | |
| 12b-1 fee expense | 3,919,809 |
| Registration fees | 173,537 |
| Administrative services - affiliate | 162,104 |
| General and administrative | 151,207 |
| Total expenses | 4,406,657 |
| Income before provision for income taxes | 108,639 |
| Provision for income taxes | 50,155 |
| Net income | $ 58,484 |

# Manning & Napier Investor Services, Inc.
## Statement of Changes in Shareholder's Equity
## Year Ended December 31, 2012

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Shareholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance - December 31, 2011** | 7,789,372 | 77,894 | 875,531 | (111,108) | 842,317 |
| Net income | | | | 58,484 | 58,484 |
| **Balance - December 31, 2012** | 7,789,372 | $ 77,894 | $ 875,531 | $ (52,624) | $ 900,801 |

The accompanying notes are an integral part of these financial statements.

# Manning & Napier Investor Services, Inc.
## Statement of Cash Flows
## Year Ended December 31, 2012

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 58,484 |
| Adjustments to reconcile net income to net cash used by operating activities | |
| (Increase) decrease in operating assets and increase (decrease) in operating liabilities | |
| Accounts receivable | (121,408) |
| Prepaid and other assets | (101,109) |
| 12b-1 fees payable | 125,073 |
| Accounts Payable and accrued expenses | (114,839) |
| Net cash used by operating activities | (153,799) |
| Net decrease in cash | (153,799) |
| Cash - beginning of year | $ 868,049 |
| Cash - end of year | $ 714,250 |
| **Supplemental disclosure of cash flow information** | |
| Cash paid for taxes | $ 163,242 |

The accompanying notes are an integral part of these financial statements.

## 1. The Company

Manning & Napier Investor Services, Inc. (the"Company") was incorporated in 1990 and is a wholly-owned subsidiary of Manning & Napier Group, LLC (the "Parent"). The Company is the distributor for the Manning & Napier Fund, Inc. (The "Funds"), registered investment companies under the Investment Company Act of 1940, as amended, which are managed by Manning & Napier Advisors, LLC (the "affiliate"), a registered investment advisor.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates or assumptions.

### Cash

The Company considers all highly liquid short-term investments with an original maturity of three months or less as cash. Cash is stated at cost, which approximates fair market value and is classified as a level 1 financial asset.

### Prepaid Expenses and Other Assets

Prepaid expenses and other assets are comprised of prepaid registration fees, insurance and current deferred tax assets.

### Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the

assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

The carrying amounts of non-cash financial assets and liabilities are considered to be a reasonable estimate of fair value due to their short term nature and classified as level 2.

**Revenue**
The Company receives distribution and servicing fees for providing certain services for designated classes of the Funds' 12b-1 shares. These fees are based upon a percentage of the average net assets of the Funds and are recognized in the period earned.

The Company also operates under a service agreement with an affiliate and earns revenue for broker-dealer administration services. Additionally, the Company, together with an affiliate, has an agreement with a non-affiliated broker-dealer to provide certain marketing assistance. Revenues for these services are recognized as earned (Note 3).

**12b-1 Fee Expense**
12b-1 fees represent distribution and servicing fees remitted to third party intermediaries for providing certain services for designated classes of the Funds' shares. Such fees are recognized in the period incurred.

**Registration Fees**
The Company pays registration fees to FINRA. By doing so, the Company is licensed to transact business as a limited-purpose broker dealer in various states. Additionally, the Company incurs expenses related to the registration of sales representatives of the Company's affiliates.

**Income Taxes**

The Company provides for income taxes on transactions that have been recognized in the financial statements in accordance with ASC 740 Income Taxes ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

## 3. Related Party Transactions

12b-1 fee revenue from mutual funds managed by the affiliate totaled $3,953,330 for 2012. The related 12b-1 fees receivable were $386,928 at December 31, 2012 and are expected to be settled in the normal course of business.

The Company operates under a service agreement with the affiliate. The affiliate is charged an administrative fee for the Company's broker-dealer services. During the year ended December 31, 2012, the annual administrative fee was $400,000.

The Company incurred expenses of $162,104 for the year ended December 31, 2012 from the affiliate for various office administrative functions performed, including allocated payroll charges and office space used on the Company's behalf.

The Company, together with the affiliate have an agreement with a non-affiliated broker-dealer to provide marketing assistance by which gross dealer concession revenue of $161,966 was earned by the Company during 2012.

## 4. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital (as defined) of $638,452 for the year ended December 31, 2012 against net capital requirements (as defined) of $30,742 The Company's aggregate indebtedness to net capital ratio was 0.72 to 1 at December 31, 2012.

## 5. Income Taxes

The Company's status as an "S-Corporation" changed to a "C-Corporation" on October 28, 2011, as a result of changes in ownership. Thus, the Company is liable for federal and state income taxes on its earnings from the date of change. Prior to the change, the Company was not liable for federal and most state income taxes on its earnings; as such earnings were included in the personal income tax returns of its shareholders and unit holders.

Components of the provision for income taxes consist of the following:

:

| | 2012 |
|---|---|
| Current | |
| Federal | $ 12,475 |
| State & Local | (2,588) |
| Deferred | |
| Federal | 37,655 |
| State & Local | 2,613 |
| Provision for income tax expense | $ 50,155 |

The differences between income taxes computed using the U.S. federal income tax rate and the provision for income taxes were as follows:

| | 2012 |
|---|---|
| Amount computed using the statutory rate | $ 38,024 |
| Increase in taxes resulting from: | |
| State and local taxes, including settlements and adjustments, net of federal benefit | 16 |
| Deferred benefit upon conversion to C-Corp | 12,115 |
| Provision for income taxes | $ 50,155 |

**Deferred Tax Assets and Liabilities**

Deferred tax expense is determined by the change in the deferred tax asset or liability between periods. As of December 31, 2012, the Company had a net deferred tax asset of $5,414 which is primarily comprised of differences between the financial and tax accounting treatment of professional fees.

The Company's current federal income tax liability is determined as if the Company filed on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. State income taxes are generally accrued based on a separate company return basis reflecting Uniform Commercial Code factors where applicable. Current taxes receivable of $135,286 are included in the accompanying statement of financial condition as of December 31, 2012.

The Company has assessed the recoverability of the deferred tax assets and believes it is more likely than not that the assets will be realized. The Company has not recorded a valuation allowance as of December 31, 2012.

**Accounting for Uncertainty in Income Taxes**

The Company does not have a liability for income taxes associated with unrecognized tax benefits as of December 31, 2012. The Company's policy regarding interest and penalties related to uncertain tax positions is to recognize such items as a component of the provision (benefit) for income taxes.

The Company does not expect that changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on the Company's financial position or results of operations. The Company's U.S. Federal and state tax matters for the years 2008 through 2011 remain subject to examination by the respective tax authorities.

## 6. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous

requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

## 7. Subsequent Events

Subsequent events have been evaluated through March 1, 2013, the date these financial statements were available to be issued, and it was determined that no subsequent events had occurred that would require change or additional disclosures.

* * * * * *

# SUPPLEMENTAL SCHEDULE

## Manning & Napier Investor Services, Inc.
### Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
### December 31, 2012

| | | |
|---|---|---|
| Total shareholder's equity | $ | 900,801 |
| Nonallowable assets | | |
| 12b-1 fees receivable | | (1,599) |
| Receivables from affiliates | | (2,582) |
| Prepaid and other assets | | (258,168) |
| Net capital before haircuts | | 638,452 |
| Haircuts | | - |
| Net capital | $ | 638,452 |
| Aggregate indebtedness | | |
| 12b-1 fees payable | | 385,329 |
| Accounts payable and accrued expenses | | 75,798 |
| Total aggregate indebtedness | $ | 461,127 |
| Minimum capital required (The greater of 6-2/3% of aggregate indebtedness or $25,000) | | 30,742 |
| Capital in excess of minimum requirement | $ | 607,710 |
| Ratio of aggregate indebtedness to net capital | | 0.72 |

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited amended Part II of Form X-17A-5 filing as of the same date.

**Exemption Under SEC Rule 15c3-3 Has Been Claimed**
No computation of the reserve requirement is made as the Company operates pursuant to the exemption under the provisions of Rule 15c3-3 Section (k)(2)(i), as the Company is a Limited Purpose Broker-Dealer whose activities are limited to investment company shares and direct participation program.



**PricewaterhouseCoopers LLP**
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

**Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5**

To the Shareholder of
Manning & Napier Investor Services, Inc.

In planning and performing our audit of the financial statements of Manning & Napier Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2013





**Report of Independent Accountants**

To Manning & Napier Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Manning & Napier Investor Services, Inc. for the year ended December 31, 2012, which were agreed to by Manning & Napier Investor Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Manning & Napier Investor Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2012. Management is responsible for Manning & Napier Investor Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Two separate payments were made in relation to 2012. The first payment was for the six months ended June 30, 2012 in the amount of $5,225.91. The July 2012 M&T bank statement was obtained and inspected, observing that an electronic payment cleared on July 18, 2012 in that amount. The second payment of $6,062.33 was paid on February 20, 2013 for the year ended December 31, 2012, net of the first payment made on July 18, 2012 in the amount of $5,225,91. This payment was agreed to check number 100099. Total 2012-related payments amounted to $11,288.24. No differences were noted.

2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 part IIA for the periods ended March 31, 2012, June 30, 2012, September 30, 2012, and December 31, 2012 to the Total revenue amount of $4,515,296 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2012. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers. No such adjustments were listed on the Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows: Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,515,296 and $11,288.24, respectively, of the Form SIPC-7. No differences were noted.

*PricewaterhouseCoopers LLP, 1100 Bausch & Lomb Place, Rochester, NY 14604*
*T: (585) 232-4000, F: (585)454-6594, www.pwc.com/us*



5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2011 on which it was originally computed. No such overpayments were noted nor were any such overpayments applied on Form SIPC-7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on Manning & Napier Investor Services, Inc.'s preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Manning & Napier Investor Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2013